EMGOLD MINING CORPORATION
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

EMR-TSX VENTURE

05005516

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH. D.C. 213 SECTION

PROCESSED
FEB 0 7 2005
THOMSON
FINANCIAL

February 1, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

dlw 2/7

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold to Pursue High Grade Molybdenum and Silver on Jazz Property – dated January 21, 2004

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgoldmining.com / www.langmining.com

January 21, 2005

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-4741

EMGOLD TO PURSUE HIGH GRADE MOLYBDENUM AND SILVER ON JAZZ PROPERTY

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce that it has completed a small diamond drill program on its Jazz Property, located west of Ymir in southeastern British Columbia. This drill program, located in the Craigtown Creek area of the property, completed six short holes within an area containing two large, strong gold soil geochemical anomalies (totaling over 3 kilometres in length), with coincident airborne and/or ground geophysical targets. The source of the gold geochemistry was not defined during the recent exploration program but because of its large size and highly anomalous nature the target remains an important exploration target.

In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration in the Stewart 2 Moly Zone and the Free Silver areas.

Stewart 2 Moly Zone

On the Stewart 2 Moly Zone, molybdenite has been identified as sparse disseminations and selvages on fracture surfaces within a quartz stockwork zone and in the Phase I breccia unit. It is most extensive within the Phase II breccia on the northwest margin of the complex where it occurs in a pipe-like breccia body as fine disseminations within the matrix, as selvages on fractures and within quartz veinlets. Molybdenite is also disseminated within quartz monzonite porphyry breccia fragments and more rarely forms quartz-molybdenite fragments within the molybdenum rich matrix of the Phase II breccia.

Exploration work by Shell Minerals and Selco Inc. during the early 1980s on the Stewart 2 Moly Zone outlined three breccia phases that contain significant molybdenum mineralization. In 1980, Shell diamond drilled 3 holes and returned a best intercept of 57 metres grading 0.46% MoS_2 (BC Ministry of Energy and Mines Assessment Report # 10072). An additional 4 holes were drilled in 1981 by Selco and their results are summarized by the BC Ministry of Energy and Mines Minfile # 082FSW229 Report which states that the (Phase II) breccia zone contains 204,000 tonnes of 0.37% MoS_2. Reports by Selco indicate the potential for a porphyry style molybdenum deposit adjacent to this Phase III breccia zone (BC Ministry of Energy and Mines Assessment Report #12251).

This prior exploration work is believed to have been conducted to a good standard of exploration practice. Emgold's future exploration program may consist of twinning one or more of these prior drill holes to ensure consistency of data. Once this is determined then systematic step out drilling can be done throughout the molybdenite breccia zones.

Free Silver Zone

The Free Silver consists of a cluster of historic showings located in the southeast portion of the property. The original Free Silver claims were staked in 1896 and the only work done prior to Emgold's 2004 sampling program in this area consisted of a small trenching program.

Assay results from Emgold's 2004 rock sampling program at the Free Silver are tabulated below. Silver values are reported in g/t, lead and zinc values are in percent (%). Values range up to 641 g/t silver from a grab sample, with significant lead and zinc values (previously reported – see News Release dated September 29, 2004).

SAMPLE #	TYPE	SILVER (g/t)	LEAD (%)	ZINC (%)
FS-1	Grab	**270.0**	0.72	0.27
FS-5	Grab	**11.0**	0.38	0.11
FS-6	3 metre chip	**41.2**	1.52	25.99
FS-7	1 metre chip	**114.1**	8.78	2.19
FS-9	Grab	**75.6**	2.83	0.41
FS-10	Grab	**8.0**	0.53	0.96
FS-11	Grab	**218.0**	14.92	16.55
FS-12	1 metre chip	**109.0**	10.74	0.81
FS-13	Grab	**641.0**	35.47	0.41
FS-15	Grab	**38.0**	1.81	0.18
FS-22	2.5 metre chip	**20.6**	0.70	3.34
FS-23	Grab	**305.0**	18.30	8.21
FS-24	Grab	**362.0**	15.39	25.89
FS-25	Grab	**3.9**	0.12	0.15
FS-26	Grab	**67.1**	5.54	4.51

Additional mapping and sampling will be conducted over the Free Silver Zone, prior to drill testing.

The exploration programs on the Stewart, Rozan and Jazz properties are under the supervision of Ms. Linda Dandy, P.Geo. of P&L Geological Consultants Ltd. Ms. Dandy, P.Geo. is the "Qualified Person" on this program for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For more information about Emgold, the Idaho-Maryland Project, the Ceramext™ Process, the Stewart, Rozan and Jazz Properties in British Columbia, please visit http://www.emgold.com or http://www.sedar.com.

On behalf of the Board of Directors

William J. Witte, P.Eng.,
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com